                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                      ATALANTA/SOSNOFF CAPITAL CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          ATALANTA ACQUISITION COMPANY
                                MARTIN T. SOSNOFF
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    046499109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MARTIN T. SOSNOFF
                        C/O ATALANTA ACQUISITION COMPANY
                                 101 PARK AVENUE
                               NEW YORK, NY 10178
                                 (212) 867-5000

           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
            TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING
                                    PERSONS)

                                    COPY TO:
                               RALPH ARDITI, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $22,688,574                                       $1,836
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,548,715 shares of common stock of Atalanta/Sosnoff Capital Corporation at the offer price of $13.95 per share. The transaction value also includes the offer price of $13.95 less $8.53, which is the weighted average exercise price of outstanding options as of June 12, 2003, multiplied by the 200,000 options outstanding on such date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisor 36 for Fiscal year 2003 issued by the Securities and Exchange Commission, equals 0.0092% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A
         Form or Registration No.: N/A
         Filing Party: N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------- -------------------------------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin T. Sosnoff
--------- -------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                  (b) [X]
--------- -------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC, BK, PF
--------- -------------------------------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                      [_]
--------- -------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- -------------------------------------------------------------------------------------------------------
                                             7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                 NUMBER OF                           PERSON WITH SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                          6,822,100
                 OWNED BY                    ------- ------------------------------------------------------------
                   EACH                      8.      SHARED VOTING POWER
                 REPORTING
                  PERSON                             833,524
                   WITH                      ------- ------------------------------------------------------------
                                             9.      SOLE DISPOSITIVE POWER

                                                     6,822,100
                                             ------- ------------------------------------------------------------
                                             10.     SHARED DISPOSITIVE POWER

                                                     833,524
--------- -------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,465,208
--------- -------------------------------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [X]
--------- -------------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          86.2%
--------- -------------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
--------- -------------------------------------------------------------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Atalanta Acquisition Company
--------- -------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                  (b) [X]
--------- -------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC, BK, PF
--------- -------------------------------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
--------- -------------------------------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------- ------- ------------------------------------------------------------
                                             7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                 NUMBER OF                           PERSON WITH SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                          6,822,100
                 OWNED BY                    ------- ------------------------------------------------------------
                   EACH                      8.      SHARED VOTING POWER
                 REPORTING
                  PERSON                             833,524
                   WITH                      ------- ------------------------------------------------------------
                                             9.      SOLE DISPOSITIVE POWER

                                                     6,822,100
                                             ------- ------------------------------------------------------------
                                             10.     SHARED DISPOSITIVE POWER

                                                     833,524
--------- -------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,465,208
--------- -------------------------------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [X]
--------- -------------------------------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          86.2%
--------- -------------------------------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 13, 2003 (the "Schedule TO") by Martin T. Sosnoff and Atalanta Acquisition Company, a Delaware corporation wholly owned by Mr. Sosnoff ("Purchaser"). The Schedule TO relates to the Offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01, of Atalanta/Sosnoff Capital Corporation., a Delaware corporation, not already owned by Mr. Sosnoff and his affiliates at a purchase price of $13.95 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively. This Schedule TO is being filed on behalf of Purchaser and Mr. Sosnoff. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

     ITEMS 1 AND 8

     1. The first two sentences of the second paragraph appearing in the Offer to Purchase under "Introduction" are deleted and replaced with the following:

     "As of June 12, 2003, Mr. Sosnoff beneficially owned 7,012,516 Shares (including, for purposes of this Offer to Purchase, 84,000 Shares owned by a private charitable foundation controlled by Mr. Sosnoff and his wife and 106,416 Shares owned by an educational institution over which Mr. Sosnoff has investment power), representing approximately 81% of the Shares on a fully-diluted basis that were issued and outstanding as of such date. No consideration will be paid for Shares beneficially owned by Mr. Sosnoff or Purchaser at the time of the Offer or the Merger (as defined below), except such Shares held by such charitable foundation and such educational institution (which will be entitled to receive the Offer Price of $13.95 per Share)."

     2. The second and third sentences of the seventh paragraph appearing in the Offer to Purchase under "Introduction" are deleted and replaced with the following:

     "Purchaser calculates that at least 605,728 Shares must be tendered in order to satisfy the Minimum Condition (using, for this purpose, 8,464,715 Shares issued and outstanding, which excludes options to purchase 200,000 Shares that will be cashed out in the Merger and, thus, not available for tender in the Offer). Craig B. Steinberg, owner of 542,008 Shares (excluding options to purchase 100,000 Shares that will be cashed out in the Merger and, thus, not available for tender in the Offer) and an executive officer and director of the Company, and William M. Knobler, owner of 1,100 Shares and an executive officer of the Company, have entered into Tender Agreements pursuant to which each of them has agreed to tender his Shares in the Offer. Accordingly, at least 62,620 Shares must be tendered by stockholders other than these two individuals in order to satisfy the Minimum Condition."

     3. The third sentence under the label "Purpose and Structure" appearing in the Offer to Purchase under "Special Factors - Purpose and Structure of the Offer and Merger; Reasons of Purchaser and Mr. Sosnoff for the Offer and Merger" are deleted and replaced with the following:

     "No consideration will be paid for Shares beneficially owned by Mr. Sosnoff or Purchaser at the time of the Offer or the Merger, except Shares held by a charitable foundation controlled by Mr. Sosnoff and his wife and Shares held in an account for the benefit of an educational institution over which Mr. Sosnoff has investment power (which will be entitled to receive the Offer Price of $13.95 per Share)."

     4. The information set forth opposite the name of Martin T. Sosnoff in the chart of beneficial ownership of the Shares appearing in the Offer to Purchase under "Special Factors - Beneficial Ownership of Shares" is deleted and replaced with the following:

        "Martin T. Sosnoff             7,012,516                 80.9%"

     5. The footnote labeled (2) under the chart of beneficial ownership of the Shares appearing in the Offer to Purchase under "Special Factors - Beneficial Ownership of Shares" is deleted and replaced with the following:

        "(2) For purposes of this Offer to Purchase, the amount reported includes 84,000 Shares owned by a private charitable foundation that is controlled by Mr. Sosnoff and his wife and 106,416 Shares held in an account in the name of an educational institution over which the Company has discretionary investment authority. On June 12, 2003, 93,900 of these 106,416 Shares were transferred by Mr. Sosnoff to such educational institution as part of a pre-existing charitable giving commitment to such institution."

     6. The first sentence under the label "Ownership of Shares" appearing in the Offer to Purchase under "Special Factors - Interests of Certain Persons in the Offer and Merger" are deleted and replaced with the following:

     "As of June 12, 2003, Mr. Sosnoff beneficially owned 7,012,516 Shares (including, for purposes of this Offer to Purchase, 84,000 Shares owned by a private charitable foundation controlled by Mr. Sosnoff and his wife and 106,416 Shares owned by an educational institution over which Mr. Sosnoff has investment power), representing approximately 81% of the Shares on a fully-diluted basis and, thus, he controls the Company."

     ITEM 4

     The second sentence of the second paragraph appearing in the Offer to Purchase under "The Offer - 11. Conditions to the Offer" is deleted and replaced with the following

     "The failure by Purchaser or Mr. Sosnoff at any time prior to the Expiration Date to exercise any of the foregoing rights will not be deemed a waiver of any such right."

     ITEM 7

         The following is added to the end of the first paragraph appearing in the Offer to Purchase under "The Offer - 10. Source and Amount of Funds":


     "In the event that Purchaser is unable to obtain the Loan, Purchaser and Mr. Sosnoff expect to obtain the necessary funds to consummate the Offer and Merger from a similar financing arrangement from another financial institution and the personal assets of Mr. Sosnoff and, to the extent amounts are due or may be paid by Purchaser or the Surviving Corporation after the consummation of the Merger, from generally available working capital of the Surviving Corporation."

     ITEM 13

     1. The second sentence of the twenty fourth paragraph under the label "Fairness of the Offer and Merger" appearing in the Offer to Purchase under "Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Offer and Merger" is deleted and replaced with the following:

     "Also, neither the Special Committee nor the Board considered liquidation to be a viable means of valuing a business such as the Company because a major component of the value consists of client relationships that would be lost if the Company were not to continue as a going concern. Therefore, no appraisal of liquidation value was sought for purposes of evaluating the Offer and Merger. The Special Committee's and the Board's consideration of the factors described above under "Fairness of the Offer and Merger" reflect their assessment of the fairness of the Offer and Merger to the Company's public stockholders in relation to the going concern value of the Company."

     2. The following is added to the end of the last paragraph under the label "Selected Financial Information" appearing in the Offer to Purchase under "The Offer - 8. Certain Information Concerning the Company":

     "All of the amounts summarized above (including the amounts under "Net income" and "Net income per share") represent the results of the Company from continuing operations. Also, the Company historically has not reported a ratio of earnings to fixed charges."

     3. The second sentence of the second paragraph under the label "Certain Company Projections" appearing in the Offer to Purchase under "The Offer - 8. Certain Information Concerning the Company" is deleted and replaced with the following:


     "The inclusion of the 5 Year Projections herein should not be regarded as an indication that the Company, Purchaser or Mr. Sosnoff considered or consider the 5 Year Projections to be a reliable prediction of future events, and the 5 Year Projections should not be relied upon as such. None of the Company, Purchaser or Mr. Sosnoff or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of the Company compared to the information contained in the 5 Year Projections, and none of them intends to update or otherwise revise the 5 Year Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying any of the Company forecasts are shown to be in error."

     4. The following is added to the end of the first paragraph under the label "Certain Effects of the Offer" in "Special Factors - The Merger; Plans for the Company after the Offer and Merger; Certain Effects of the Offer and Merger":



     "In 2002, the Company generated a net operating loss for United States federal income tax purposes. The Company carried back all of such net operating loss to reduce its taxable income for 1999. It is unknown whether the Surviving Corporation will generate future net operating losses. Any future net operating losses generated by the Surviving Corporation may be carried back two years and used to offset prior years' income of the Surviving Corporation or carried forward for twenty years and used to offset future taxable income of the Surviving Corporation."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ATALANTA ACQUISITION COMPANY


                                          By:   /s/ Martin T. Sosnoff
                                                ------------------------
                                                Name:  Martin T. Sosnoff
                                                Title: President


                                                /s/ Martin T. Sosnoff
                                                ------------------------
                                                    Martin T. Sosnoff



Date: July 7, 2003





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